As Filed with the Securities and Exchange Commission on December 6, 1995
                                                      Registration No. 33-60711


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                ---------------

                                AMENDMENT NO. 2
                                       TO
                                    FORM S-3


                             REGISTRATION STATEMENT

                                     Under
                           THE SECURITIES ACT OF 1933
                                ---------------

                    INTERDIGITAL COMMUNICATIONS CORPORATION
               (Exact Name of Registrant as Specified in Charter)

                         PENNSYLVANIA               23-1882087
                (State or Other Jurisdiction     (I.R.S. Employer
                       of Incorporation or        Identification
                         Organization)                Number)



                                781 Third Avenue
                      King of Prussia, Pennsylvania 19406
                                 (610) 278-7800
                  (Address, including zip code, and telephone
             number, including area code, of Registrant's principal
                               executive offices)

                          William A. Doyle, President
                    InterDigital Communications Corporation
                                781 Third Avenue
                      King of Prussia, Pennsylvania 19406
                                 (610) 278-7800
          (Name and address, including zip code, and telephone number, including area code, of agent for service)
                                ---------------


         Approximate date of commencement of proposed sale to public: As soon as practicable after the effectiveness of this Registration Statement.
                                ---------------

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

         If any of the securities registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. X

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration number of the earlier effective registration statement for the same offering.

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



                        CALCULATION OF REGISTRATION FEE


========================================================================================================
                                        Proposed             Proposed
                                        Maximum               Maximum
    Title of         Amount             Offering             Aggregate          Amount of
   Securities         To Be            Price Per             Offering          Registration
To Be Registered    Registered          Share (2)            Price (2)            Fee
--------------------------------------------------------------------------------------------------------
Common Stock        2,866,409(1)       $6.94 (3)            $19,892,879(3)     $6,860(3)
========================================================================================================

(1) Includes 2,760,091 shares of the Registrant's Common Stock issuable upon the exercise of warrants which may be sold by the Selling Shareholders, and 106,318 additional shares of Common Stock which may be sold by the Selling Shareholders. The issuance of the shares of Common Stock upon exercise of the warrants is not being registered under this registration statement, but rather only the resale of such shares.

(2) Estimated pursuant to Rule 457(c) under the Securities Act of 1993.

(3) A registration fee of $6,560 has previously been paid in connection with the registration of 2,969,320 shares under this registration statement at a proposed maximum offering price of $6.41 per share or $19,024,000 in the aggregate. Pursuant to Rule 457(a) under the Securities Act of 1993, no additional registration fee is payable as a result of a change in the proposed maximum offering price. The Registrant hereby deregisters 102,911 previously registered shares of Common Stock from this registration statement, reducing the total number of shares of Common Stock registered hereunder to 2,866,409.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                SUBJECT TO COMPLETION, DATED DECEMBER 6, 1995


PROSPECTUS

                    INTERDIGITAL COMMUNICATIONS CORPORATION


         This Prospectus relates to the resale by the Selling Shareholders of a total of 2,866,409 shares of Common Stock, $.01 par value per share (the "Common Stock") of InterDigital Communications Corporation (the "Company"), including:


         (1) 2,760,091 shares of Common Stock which may be issued by the Company upon the exercise of outstanding warrants (the "Warrants") to purchase shares of Common Stock at per share exercise prices ranging from $2.50 to $10.00. The issuance of the shares of Common Stock upon exercise of the Warrants is not covered by this Prospectus, but rather only the resale of such shares.
See "Selling Shareholders."


         (2) 106,318 additional shares of Common Stock held by Selling Shareholders. See "Selling Shareholders."


         There is no assurance that any of the Warrants will be exercised, and therefore there are no assurances that the Company will receive any proceeds hereunder. The Company will not receive any proceeds from the sale of shares of Common Stock by Selling Shareholders. See "Selling Shareholders."

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


         PROSPECTIVE PURCHASERS SHOULD CONSIDER THE RISKS SET FORTH UNDER "RISK FACTORS" COMMENCING ON PAGE 6.

         The shares offered by the Selling Shareholders hereby will be sold at market prices on the American Stock Exchange ("AMEX") or in private sales at prevailing market prices or negotiated prices. Selling Shareholders may pay commissions or other compensation to broker-dealers in connection with such sales, which may be in excess of customary commissions charged for AMEX transactions. See "Selling Shareholders."


         The Common Stock is traded on the AMEX under the symbol IDC.
On December 4, 1995, the closing sales price of the Common Stock, as reported by the AMEX, was $8 15/16.


                 The date of this Prospectus is _________, 1995

                                  RISK FACTORS

         In analyzing this offering, prospective purchasers should carefully consider the following risks.


         Accumulated Deficit and History of Operating Losses. The Company has experienced losses from its inception in 1972 through the third quarter of 1994 and in selected periods thereafter, and, as of September 30, 1995, the Company's accumulated deficit was $147 million. In recent years, the Company has incurred significant increases in expenses associated with its UltraPhone business activities, the development of related product enhancements, the acquisition and development, as applicable, of its Time Division Multiple Access ("TDMA") and broadband Code Division Multiple Access ("B-CDMA") digital wireless technologies, and the enforcement of its patents. There can be no assurance that the Company will realize revenues and gross profits sufficient to achieve or sustain profitability on a quarterly or annual basis in the future. In the event it fails to do so, the Company's operations could be adversely affected and investors in the Common Stock could face the loss of part or all of their investment.

         Need for Expansion of UltraPhone Sales. Prior to 1994, sales of the UltraPhone system historically accounted for a substantial majority of the Company's revenues. During 1994 and the first nine months of 1995, licensing revenues constituted the majority of the total revenues of the Company. The Company's future profitability may, in the event of any significant decline in licensing revenues, depend significantly on the expansion of UltraPhone sales by increasing sales to its existing customers, broadening the Company's customer base, or both. Since 1993, the Company has experienced negative gross profit margins in its UltraPhone operations as a result of insufficient production volumes and higher than desired variable costs in such operations. There can be no assurance that the Company will be able to increase UltraPhone sales and decrease UltraPhone variable operating costs sufficiently to achieve profitability in its UltraPhone operations. In such event, investors in the Common Stock could lose part or all of their investment.



         Dependence on a Limited Number of Customers and Licensees. A substantial majority of UltraPhone sales have historically been concentrated among only a few major customers, and it is anticipated that such concentration will continue for the foreseeable future. Customers engaged in multi-year telecommunications infrastructure programs traditionally purchase different types of telephone equipment in the various phases of a program and therefore typically would not purchase a consistent number of UltraPhone systems in each year of the program. Transitions to different phases of acquisition programs by significant customers, other reductions in purchases from those customers (unless replaced by other new orders), or the loss of such customers could have a material adverse effect on the Company.


         Similarly, the Company's licensing revenues have been generated from only a few licensees. There can be no assurance that InterDigital Technology Company ("ITC"), an indirect, approximately 94% owned subsidiary of the Company, will enter into patent license agreements with any additional entities or that additional licensing revenue will be generated from ITC's existing patent license agreements. The failure of ITC to enter into additional license agreements would have a material adverse effect on the Company.


         In either of such cases, the Company's operations could be adversely affected and investors in the Common Stock could lose part or all of their investment.

         Quarterly Fluctuations in Financial Results. Historically, the concentration of UltraPhone sales to a few major customers and the signing of patent license agreements providing for up-front license fees with a few licensees has been a factor in the significant fluctuations in the Company's revenues and operating results from quarter to quarter. UltraPhone sales are expected to continue to be concentrated among only a few major customers who purchase UltraPhone systems at sometimes unpredictable levels and intervals. Likewise, new license agreements are not entered into on a regular, predictable basis and there can be no assurance that the Company's licensing activities will not diminish or cease during any relevant time interval. The Company's UltraPhone sales and patent and technology licensing revenues may also fluctuate as a result of other factors, including increased competition from other products or technologies, announcements of new products or technologies by the Company or its competitors, equipment acquisition and replacement patterns of the Company's customers, general domestic and global economic and political conditions, and perception of the strength and enforceability of the Company's patent portfolio. As a result, the value of a Common Stock purchaser's investment could be adversely affected.

         Competition in the Communications Industry. Competition in the communications industry is intense. Generally, a number of entities, many of which are substantially larger and have substantially greater financial, technical, marketing and other resources than the Company, sell or may introduce products which compete both domestically and internationally with the UltraPhone. Further, certain competing wireless telecommunications technologies (principally analog cellular) offer a lower-cost product as compared to the UltraPhone system as currently configured. There can be no assurance that the Company's competitors will not market competitive wireless communications systems in an increasingly aggressive manner, which could materially and adversely continue to affect the Company's UltraPhone business in the future. If this were to happen, the Company's assets could diminish and the Company could experience an increase in accumulated deficit. Either of such results could adversely affect the value of a Common Stock purchaser's investment.

         Need for UltraPhone Engineering Modifications. The Company is increasingly marketing the UltraPhone System in urban and near-urban applications which typically necessitate engineering modifications to the UltraPhone System. There can be no assurance that the costs of making such engineering modifications will not be substantial or that such engineering modifications will be successfully designed or implemented on a timely basis for any particular application. The failure of any such engineering modifications to be successfully and timely designed or implemented could have a material adverse effect upon the Company's financial condition and results of operations. Such a result could adversely affect the value of a Common Stock purchaser's investment.


         Dependence on Alliance Program. The Company has entered into an alliance program designed, among other things, to enhance its UltraPhone marketing efforts and to promote its Code Division Multiple Access ("CDMA") efforts. For example, in December 1994, the Company entered into an alliance agreement with Siemens Aktiengesellschaft ("Siemens"), which has begun to market the UltraPhone product. The Company does not currently expect that the Siemens relationship will generate significant UltraPhone shipments and revenues at least until 1996. The elements of the alliance strategy are interdependent and the failure successfully to achieve any of the objectives would adversely affect the success of the overall strategy and could have a material adverse effect upon the Company's financial position and results of operations. This, in turn, could adversely affect the value of a Common Stock purchaser's investment.

         Reliance on Sole Source Suppliers. The Company currently obtains certain critical components for the UltraPhone system from sole source suppliers. The failure of the Company to develop and enter into acceptable contracts with alternative sources for other critical components, or to obtain sufficient sole or limited source components of acceptable quality, as required, could result in delays or reductions in product shipments which could adversely affect the Company's business prospects and relations with its customers. This, in turn, could adversely affect the value of a Common Stock purchaser's investment.


         Dependence on Patented and Proprietary Technology. The Company's UltraPhone business depends substantially upon its proprietary technology, including technology covered by patents owned by ITC. ITC's licensing opportunities depend upon its ability to enforce its patents against third parties. In high technology fields, the validity and enforceability of patents are often subject to complex legal and factual challenges and other uncertainties. There can be no assurance that ITC's other existing patents or any patents that may be issued in the future will not be declared invalid, or that ITC's patents will afford the Company the required protection against competitors with similar technology; nor can there be any assurance that patents issued to ITC will not be infringed upon, or circumvented through design changes, by others. See "Adverse Results in Motorola Trial" below. In addition, in the normal course of business, third parties have asserted, and may assert in the future, that the Company is engaged in the infringing use of such third party's patents or proprietary technology. If any such third party successfully asserts that the Company is engaged in any such infringing use, the Company may be required to contest the validity of such patents or proprietary technology, to acquire licenses to use such patented or proprietary technology and/or to redesign the Company's products to avoid further infringement. There can be no assurance that such licenses can be obtained or that the Company would prevail in any such contests. Furthermore, the Company relies upon non-competition and non-disclosure agreements for the protection of certain other proprietary technology. There can be no assurance that these agreements will prove adequate to enforce the Company's proprietary rights in such technology. If the Company's patents were declared invalid or the Company's proprietary technology were otherwise used by third parties without licensing such patents and technologies from the Company, the Company's financial position and results of operations would be materially adversely affected. This could substantially affect the Company's prospects for realizing future income and, thereby, investors in the Common Stock could lose part or all of their investment.


         Adverse Results in Motorola Trial. In March 1995, a trial involving ITC and Motorola, Inc., ended with the jury's verdict, which is subject to varying interpretation, but which is interpreted by the Company to mean that ITC's patent claims at issue in the case, involving four of ITC's patents, are not infringed by Motorola and, if construed to be infringed, are invalid. Motorola has filed a motion with the District Court requesting an order for the Company to pay Motorola's legal fees and costs aggregating between $6 and $7 million. The Court has not yet ruled on this motion. In the short term, the jury verdict may adversely affect the Company's efforts to generate further revenue and cash flow from ITC's patent portfolio and may impair generally the Company's ability to raise additional funds for general corporate purposes. This, in turn, could adversely affect the value of a Common Stock purchaser's investment. The outcome of the jury trial may also temporarily or permanently adversely affect ITC's pending U.S. patent infringement litigation against Ericsson GE Mobile Communications, Inc. and certain of its affiliates (collectively, "Ericsson") and its ability to realize running royalties under certain of its license agreements. An adverse ruling on Motorola's motion for legal fees could adversely affect the Company's cash position. In the event that the Motorola verdict is not overturned or reversed or Motorola's motion for legal fees is not denied, the Company's future prospects could be materially adversely affected and investors in the Common Stock could lose part or all of their investments.

         Protecting Patents and Proprietary Technology. Litigation and other costs of protecting a patent portfolio can be significant. ITC is currently in litigation or involved in administrative proceedings, both in the United States and abroad, over certain of its patents. In the event any of these proceedings were to have unfavorable results, or if any of ITC's patents were to be declared invalid, it could have a material adverse effect on ITC's patent licensing opportunities. This could adversely affect the Company's ability to realize additional licensing revenues.


         Dependence on Foreign Sales. The Company expects that sales of UltraPhone systems to foreign customers will continue to account for a substantial portion of the Company's total product revenues. Sales of UltraPhone systems to foreign customers accounted for 65%, 79% and 86%, respectively, of the Company's product revenues for 1993, 1994 and the first nine months of 1995. As the Company's foreign sales are typically made to a foreign government or a foreign country's nationally-owned or -controlled telephone company, foreign sales of UltraPhone systems are also subject to political factors which may result in delays in completing sales or the inability to complete sales. Foreign sales of UltraPhone systems may be affected by changes in demand resulting from fluctuations in currency exchange rates, as well as by risks such as tariff and quota regulations and difficulties in obtaining export or import licenses, among other things. The Company's UltraPhone sales usually depend upon a customer's ability to obtain financing for the purchase, and there can be no assurance that the Company's existing or prospective customers will be able to qualify for or obtain the financing necessary to purchase UltraPhone systems. Failure to do so could adversely affect the Company's cash flow and profitability. This, in turn, could adversely affect the value of a Common Stock purchaser's investment.


         Risks of International Operations. The Company's ability to conduct business in certain areas outside the United States and its revenues derived from foreign licensees may be adversely affected by certain risks inherent in international operations. In conducting business in foreign jurisdictions the Company may be subject, in addition to the effects of government regulation, to the effects of tariffs and any other applicable trade barriers, currency control regulations, political instability, potential adverse tax consequences, and general delays in remittance and difficulties of collection of foreign payments, among other things. Also, currency conversion gains and losses could contribute to fluctuations in the Company's operating results. If for any reason exchange or price controls or other restrictions on the conversion or repatriation of foreign currencies were imposed, the Company's revenues derived from foreign customers or licensees could be adversely effected. In such event, the value of a Common Stock purchaser's investment could be adversely affected.

         Lack of Technological Change and Product Development. The telecommunications industry is characterized by rapid technological change, frequent product introductions and evolving domestic and international industry standards. The Company believes that its potential for future success will depend on, among other things, whether it will be able to (i) meet evolving customer and country-specific requirements through continued refinements to the UltraPhone (including frequency modifications), and (ii) reduce product costs to allow for more aggressive UltraPhone product pricing and increased gross profit margins. Such efforts will necessitate continued significant investment by the Company in research and development and in sales and marketing. There can be no assurance that the Company will have sufficient resources to make such investments or that the Company will be able to make the technological advances necessary to achieve these goals and thereby capture a level of UltraPhone sales sufficient to achieve its future success. There can be no assurance that the Company's products will not be rendered obsolete or non-competitive by new industry standards or changing technology or that the Company will be able successfully to increase UltraPhone sales or to develop and market new products. In such event, the Company's operations could be jeopardized and investors in the Common Stock could lose part or all of their investment.

         Regulatory and Standards Compliance. In general, the telecommunications industry is subject to continued regulation on the federal, state and international levels and, in many cases, domestic, regional and international organizations, including financing agencies, impose standards for acceptance or type certification of telecommunications products. Changes in these regulations or standards may adversely impact the Company's ability to sell UltraPhone systems or impose additional costs and/or time delays with respect to such sales. In such event, the value of a Common Stock purchaser's investment could be adversely affected.

         Changes to Government Regulations. The commercial potential for the Company's proprietary technologies may be materially affected by regulations and actions of the Federal Communications Commission ("FCC"), state public service and utility commissions, the United States Congress and the courts relating to the regulation of competition, rate tariffs and/or frequency use, which could affect the market, demand and availability of communications systems. These restrictions, and those imposed by counterpart agencies in foreign jurisdictions, may be important factors in decisions by telephone companies, cellular system operators and other authorized service providers concerning utilization of the Company's proprietary technologies. Such restrictions could adversely affect the Company's sales and, in turn, could adversely affect the value of a Common Stock purchaser's investment.

         Effect of Litigation on Cash Position. The Company is currently in patent, securities and other litigation, both as a plaintiff and a defendant, in the United States and abroad, and is involved in administrative proceedings abroad, over certain of its patents. The legal fees and costs associated with such litigation will be substantial. A judicial determination of liability requiring the Company to pay substantial amounts could adversely affect the Company's cash position. See "- Motorola Trial." In addition, an adverse or inconclusive result in the Company's pending patent-related litigation against Ericsson could adversely affect the Company's efforts to generate further revenue and cash flow from its patent portfolio and could impair generally the Company's ability to raise additional funds. Either of these results, in turn, could adversely affect the value of a Common Stock purchaser's investment.

         Need for Additional Financing. The Company's operations to date have required substantial amounts of working capital, and the Company expects to spend substantial funds to support its UltraPhone operations, to develop improvements and enhancements to the UltraPhone system, to further expand its research and development activities relating to its proprietary technologies and to fund its patent enforcement activities. The Company's working capital requirements will depend on numerous factors, including but not limited to the level of demand for the UltraPhone system, the progress of the Company's research and development programs, the ability to generate patent license fees and royalties and the need to expend funds in connection with its patent protection activities. To the extent that cash on hand and funds generated from operations are insufficient, the Company will have to raise additional funds to meet its working capital requirements. Continued availability of working capital will be dependent on the financial condition of the Company, and there is no assurance that additional financing will be available or, if available, that it will be available on acceptable terms. In the event sufficient working capital is not obtained or maintained, the Company's operations could be substantially and adversely disrupted. This, in turn, could adversely affect the value of a Common Stock purchaser's investment.

         Dependence on Key Personnel. The Company's business will continue to depend upon certain key personnel, none of whom currently are parties to employment agreements with the Company. The Company believes that to succeed in the future it will be required to continue to attract, retain and motivate talented and qualified management, sales and technical personnel. There can be no assurance that the Company will be able to retain its key employees, or that the Company will be able to continue to attract, assimilate and retain other skilled management, sales and technical personnel. The loss of any of its existing key personnel or the inability to attract and retain such key employees in the future could have a material adverse effect on the Company. This, in turn, could adversely affect the value of a Common Stock purchaser's investment.


         Adverse Effects to Common Stock Upon Issuance of Additional Preferred Stock. The Company is authorized to issue 14,398,600 shares of its preferred stock, par value $.10 per share ("Preferred Stock"), of which approximately 105,000 shares were issued and outstanding as of September 30, 1995. The Company's Board of Directors (the "Board"), without any further action by the Company's shareholders, may issue from time to time the authorized and unissued shares of Preferred Stock in one or more series, and may determine as to each series the designation and number of shares to be issued and the relative rights, preferences and limitations of the shares of each series, including provisions with respect to voting powers, redemption, conversion, dividend rights and liquidation preferences. The issuance of Preferred Stock could adversely affect the voting power of the holders of Common Stock, deny holders of Common Stock the receipt of a premium on their Common Stock and have a depressive effect on the market price of the Common Stock. The issuance of Preferred Stock could also have the effect of deterring or delaying any attempt by a person or group to obtain control of the Company.



         Volatility of Securities Prices. Historically, market prices for securities of companies involved in the wireless telecommunications industry have been volatile. In addition, market prices for the Common Stock have historically been particularly volatile due, in part, to the Company's history of quarterly fluctuations of revenues and operating results. Announcements of, among other things, technological innovations or new commercial products by the Company or its competitors, developments concerning proprietary technologies, results of patent enforcement activities, regulatory developments in both the United States and other countries, and global and national economic and political factors, as well as period-to-period fluctuations in financial results, may have a significant impact on the market price of the Common Stock. See " - Adverse Effects to Common Stock Upon Issuance of Additional Preferred Stock."

         Lack of Dividends on Common Stock. The Company has not declared or paid cash dividends on the Common Stock since its inception. It is anticipated that in the foreseeable future, no cash dividends will be declared or paid on the Common Stock and any cash otherwise available for such dividends will be reinvested in the Company's business.

         Anti-Takeover Provisions. Unsolicited changes in control of the Company could be deterred, delayed or made more expensive as a result of applicable statutory protections (relating to transactions with certain "interested persons" and "controlling persons"), the statutory authorization for the Board to consider the interests of constituent groups (other than the Company's shareholders) when determining whether a particular action is in the best interests of the Company, provisions of the Company's Bylaws establishing a classified Board, and certain provisions in the Company's Articles of Incorporation. Accordingly, these provisions and protections may have a depressive effect on the price of the Company's securities.


                             AVAILABLE INFORMATION

         The Company has filed a Registration Statement on Form S-3 with the Securities and Exchange Commission (the "Commission") relating to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered hereby.


         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports and other information with the Commission. Proxy statements concerning the Company, reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Citicorp Center, 500 W. Madison St., Suite 1400, Chicago, Illinois 60661-2511). Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.



         The Company will furnish, without charge, to any person to whom a copy of this Prospectus is delivered, upon such person's written or oral request, a copy of any and all of the documents that have been incorporated by reference in the Registration Statement and herein (not including exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Any such request should be directed to the Corporate Secretary, InterDigital Communications Corporation, 781 Third Avenue, King of Prussia, Pennsylvania 19406, phone number: (610) 278-7800.



                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference:

         (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1994.


         (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, as amended, June 30, 1995 and September 30, 1995.


         (c) The Company's Current Reports on Form 8-K dated March 29, 1995 and May 20, 1995.

         (d) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A dated April 28, 1987, including any amendments or reports filed for the purpose of updating such description.

         (e) In addition, all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering shall be deemed to be incorporated by reference herein from their respective dates of filing.

         Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


                                  THE COMPANY


         The Company develops and markets advanced digital wireless communications systems using proprietary technologies for voice and data communications and has developed an extensive patent portfolio related to those technologies. The Company offers its customers, licensees and alliance partners what it believes is unique access to both TDMA and B-CDMA proprietary digital wireless technology.


         The Company's principal product is the UltraPhone(R), a radio telephone system providing businesses and households access to basic telephone service through a wireless local loop. The UltraPhone offers greater flexibility and ease of installation than conventional wireline-based systems and is designed to provide higher transmission quality, capacity and spectrum efficiency. The UltraPhone, which incorporates the Company's TDMA technology, is sold primarily to foreign and domestic telephone companies to provide basic telephone service to their customers, primarily in rural and near-urban areas, where the cost of, or time required for, installing, upgrading or maintaining conventional wireline telephone service supports selection of an UltraPhone System. Sales of UltraPhone accounted for approximately 86%, 88% and 40%, respectively, of the total revenues of the Company during 1992, 1993 and 1994. Through September 30, 1995, the Company has sold over 230 UltraPhone systems worldwide, with aggregate Ultraphone sales totaling over $130 million.


         The Company's objective is to become a significant global supplier of digital wireless communications technology and systems through a program of product development and marketing and patent and technology licensing which leverages the Company's direct efforts through business alliances based on the TDMA and B-CDMA technologies.

         The Company's alliance program, if fully and successfully concluded, is designed to improve its UltraPhone business by (i) making the Company a more credible competitor in large scale telecommunications infrastructure programs,
(ii) expanding the depth and coverage of UltraPhone marketing efforts around the world, (iii) facilitating greater focus in the Company's direct sale activities, and (iv) funding and facilitating engineering changes and alternative supply and production sources to attempt to significantly reduce costs and expand product capabilities.

         The alliance program is also designed to bolster its on-going efforts to develop its B-CDMA open air interface technology and to spread the commercialization of a wireless local loop application, and extend the scope of such programs, if the alliance partners so decide, to develop wireless personal communication service ("PCS") applications. The successful commercial development and deployment of such products is dependent upon technological achievement, including the continued validation of the theories upon which the new technology is being designed, the continued availability of sufficient debt, equity or partner funding sufficient to maintain a high level of sustained efforts over several years and, ultimately, market acceptance of the resultant product.


         In December 1994, the Company completed the initial implementation of the alliance program by entering into an integrated series of agreements with Siemens covering UltraPhone marketing and product development, B-CDMA development, patent licensing and other areas of cooperation.



         ITC and the Company, respectively, offer non-exclusive, royalty bearing patent, technology and know-how licenses to telecommunications manufacturers that manufacture or intend to manufacture equipment that utilizes ITC's extensive TDMA and CDMA patented technologies. The Company believes that, through ITC's patent portfolio, and the Company's TDMA and B-CDMA research and development capabilities, both it and ITC are positioned to take advantage of the present evolution in wireless telecommunications to digital technology from the currently predominant analog technology. ITC implemented a strategy during 1993 of negotiation and litigation with certain entities which it believed were representative of the broader number of entities infringing the Company's patents. These efforts have resulted in the recognition of $28.7 million of licensing revenue in 1994 and $66.1 million during the first nine months of 1995, the initiation of litigation with major telecommunications companies, and license agreements with AT&T Corp., Matsushita Electric Industrial Co., Ltd., OKI Electric Industry Company, Ltd. and OKI America, Qualcomm Incorporated, Pacific Communication Sciences, Inc. (a subsidiary of Cirrus Logic, Inc.), NEC Corporation, Mitsubishi, Hitachi, Ltd. and Sanyo Electric Company, Ltd., Hughes Network Systems, Inc. and Siemens. Many of these agreements contain advance payment obligations pursuant to which, as of the date of this Prospectus, ITC has received or is entitled to receive cash in the aggregate of approximately $89.1 million in 1995. See "Risk Factors - Motorola Trial."


         As an adjunct to its primary business, the Company had provided advanced digital wireless research and development services to government and business organizations, and it also directly provided telecommunications services to businesses and households through the ownership and operation of telephone operating companies ("TELCOs") in certain rural areas of the United States. The Company began to withdraw from the contract services marketing during 1994 and it sold the TELCO operations during 1994.


         Since its inception, the Company has expended substantial sums to develop its proprietary and patented technology and establish and upgrade the patent portfolio presently owned by ITC, to develop and commercialize products delivering the advantages afforded by its technology, and for its activities to establish a market for those products. The Company had an accumulated deficit of $147 million as of September 30, 1995.

         The Company was incorporated in Pennsylvania in 1972 and its principal executive offices are located at 781 Third Avenue, King of Prussia, Pennsylvania 19406-1409. The Company's telephone number is (610) 278-7800. As used herein and unless otherwise required by the context, the "Company" shall mean InterDigital Communications Corporation and its direct and indirect majority-owned subsidiaries.




                               1995 DEVELOPMENTS

         Philippine UltraPhone Order. In April 1995, the Company received an order valued at approximately $17.6 million for UltraPhone equipment and related services from the Philippine Long Distance Telephone Company. The order includes a new generation of base stations, 64-line cluster units and a new generation of subscriber units expected to be released in 1996. Installation is expected to commence in metropolitan Manila in 1996.

         Patent Licensing Activities.

         Hitachi. On March 30, 1995, subsequent to the announcement of the jury verdict in the Motorola trial, ITC entered into royalty-bearing license agreements with Hitachi and its affiliate, covering the manufacture, use and sale of TDMA-based subscriber units and infrastructure equipment. Under the agreements, Hitachi has paid ITC a royalty advance of approximately $3.5 million and has agreed, under specified conditions, to pay additional royalties on various types of digital wireless telephones, including those built in accordance with the TDMA based IS-54, IS-136, GSM, DCS-1800/1900, PDC and PHS standards and PHS infrastructure equipment.

         NEC. On May 9, 1995, the Company announced that ITC entered into a royalty bearing license agreement with NEC Corporation covering the manufacture, use and sale of TDMA-based subscriber units and infrastructure equipment. Under the agreement, ITC has received a non-refundable royalty advance in excess of $20 million and ITC has the right, under specified conditions, to receive potential additional royalties on digital wireless telephones and infrastructure equipment built in accordance with the TDMA based IS-54, IS-136, GSM, DCS-1800/1900, PDC and PHS standards.

         Litigation.

         Motorola. In March 1995, a jury trial held in the United States District Court for the District of Delaware (Civil Action No. 94-73 (D. Del.)) in a case involving Motorola, Inc. and ITC ended with the jury's verdict, which is subject to varying interpretation, but which is interpreted by the Company to mean that ITC's patent claims at issue in the case, involving four of ITC's patents, are not infringed by Motorola and, if construed to be infringed, are invalid. Motorola has filed a motion with the District Court requesting an order for the Company to pay Motorola's legal fees and costs aggregating between $6 and $7 million. The Company has filed a motion with the District Court requesting that the Court overturn and/or clarify all or part of the jury verdict and, if that motion is unsuccessful, the Company intends to appeal the jury verdict to the U.S. Court of Appeals for the Federal Circuit. The Company believes that there are substantial grounds for reversal of the jury's verdict and that the motion for attorney's fees and costs is without merit. The Court has not yet ruled on either motion.

         While the adverse verdict in the case should not affect the Company's current alliance with Siemens, its ongoing B-CDMA development efforts, its ability to market and sell the UltraPhone(R) system worldwide or the obligation of licensors to pay non-refundable advances or paid-up license fees under ITC's existing patent license agreements, the Company believes that in the short term, the verdict may adversely affect the Company's efforts to generate further revenue and cash flow from ITC's patent portfolio and may impair generally the Company's ability to raise additional funds for general corporate purposes. The outcome of the jury trial may also temporarily or permanently adversely affect ITC's pending U.S. litigation against Ericsson as well as ITC's ability to realize running royalties under certain of its license agreements. An adverse ruling on Motorola's motion for legal fees could adversely affect the Company's cash position. See "Risk Factors - Dependence on Patented and Proprietary Technology and "- Motorola Trial."


         Hughes Network Systems. Effective June 2, 1995, the Company entered into a Settlement Agreement and Mutual Release (the "Settlement Agreement") with Hughes Network System, Inc. ("HNS") in connection with the lawsuit filed against the Company by HNS in February 1993. In the lawsuit, HNS alleged the Company breached certain agreements which were entered into between HNS and the Company relating to the termination of certain prior agreements between the parties. Under the terms of the Settlement Agreement, the Company has paid HNS $7,500,000, which amount had been substantially previously reserved by the Company, and HNS has been granted credits aggregating $900,000 against royalty and other payment obligations relating to the Company's proprietary Time Division Multiple Access Technology ("Credits"). The Credits may be applied to any royalties becoming due to the Company or its affiliates from HNS after the date of the Settlement Agreement pursuant to the 1990 License Agreement dated October 23, 1990, the 1992 License Agreement, dated February 29, 1992 and any other agreement between HNS and the Company or its affiliates relating to intellectual property rights.

                              SELLING SHAREHOLDERS

         The following table sets forth the names of the Selling Shareholders and certain information regarding the beneficial ownership of the Company's Common Stock by the Selling Shareholders as of March 31, 1995 (except as indicated below), and as adjusted to reflect the sale of the shares offered by this Prospectus:





                                                                                                         Beneficial Ownership
                                                                                                            After Offering
                                                                                                         --------------------

                                                            Number of
                                                             Shares                                                      Percent of
                                                          Beneficially            Number of                               Class (if
                                                         Owned Prior to            Shares             Number of            greater
Name                                                        Offering              Offered              Shares              than 1%)
----                                                     --------------           -------              ------              --------


Anthony Albright                                             3,500(1)              3,500(1)               --                 --


Steven Altman                                               62,500(2)             62,500(3)             27,973               --


George Anderson                                             77,500(4)             65,000(4)             12,500               --

Argon Electric                                              29,401(5)              3,750(6)             25,651               --

Argus Consulting                                            10,000(7)             10,000(7)               --                 --

John Bambach                                                 7,500(8)              7,500(8)               --                 --

Richard Bergfeld                                             1,000(9)              1,000(9)               --                 --

Carmelo Blacconeri                                         576,435(10)            90,835(11)           485,600                1.1%

Blacconeri Agency                                           21,751(12)             6,751(13)            15,000               --

Nancy Blacconeri                                           576,435(10)             1,875(14)           467,785                1.1%

Ridgely Bolgiano                                           254,305(15)           107,250(15)           144,255               --

Margaret S. Bracknell                                          420(16)               420(16)              --                 --

Phyllis M. Buffardi                                         43,202(17)            17,250(18)            25,952               --

A.G. Bunker                                                 13,333(19)            13,333(19)              --                 --


David A. Burns
Jeffrey S. Burns
Michael A. Burns                                           357,893(20)           116,813(21)           241,080               --

David A. Burns                                             663,827(22)            53,208(23)           610,619                1.4%





                                                                                                         Beneficial Ownership
                                                                                                            After Offering
                                                                                                         --------------------

                                                            Number of
                                                             Shares                                                      Percent of
                                                          Beneficially            Number of                               Class (if
                                                         Owned Prior to            Shares             Number of            greater
Name                                                        Offering              Offered              Shares              than 1%)
----                                                     --------------           -------              ------              --------



William Burns                                                 505,905(25)            1,000(26)          504,905               1.1%

Burns Fry, Inc.                                                14,107(27)           14,107(27)             --                --

Madeleine K. Butcher                                          118,167(28)           10,650(29)          107,517              --

W.W. Keen Butcher                                             118,167(28)           35,500(30)           82,667              --

BWR Investments                                                 6,666(31)            6,666(31)             --                --

Barney Cacioppo                                               138,047(32)           41,197(33)           96,850              --

Joan P. Cacioppo                                              138,047(32)           11,250(34)          126,797              --

Dr. George M. Calhoun                                         112,700(35)            5,500(36)          107,200              --

Harry G. Campagna                                             156,725(37)           15,000(38)          141,725              --

Joseph Cannarrozzo                                             31,025(39)           21,775(39)            9,250              --

Cerberus International Ltd.                                     5,200(40)            5,200(40)             --                --

James Chmura                                                   58,067(41)           26,067(42)           32,000              --


George Chrachol                                                69,121(43)            4,875(43)           64,246              --

John S. Dean                                                   13,332(44)           13,332(44)             --                --

Warren Diederich                                               13,333(45)           13,333(45)             --                --

Noel Fedje                                                     13,333(46)           13,333(46)             --                --

Linda F. Foster                                                13,520(47)            1,000(47)           12,520              --

John T. Gregorio, Jr.                                          59,902(48)           26,100(49)           33,802              --

Josephine Gregorio                                             19,750(50)            3,750(50)           16,000              --

Ronald J. Gregorio                                            239,249(51)           85,626(52)          153,623              --

Adiwibawa Halim                                               100,000(53)          100,000(53)             --                --

Jefferson B. Hill                                              24,833(54)           20,833(54)            4,000              --

Joseph J. Hill                                                192,419(55)           20,834(56)          171,585              --

William J. Hilsman                                            220,250(57)           17,900(58)          202,350              --

JMG Capital Partners,
L.P.                                                           57,050(59)           57,050(59)             --                --

Joseph LaRocca
Augustus LaRocca                                              352,921(60)          125,000(61)          227,921              --




                                                                                                         Beneficial Ownership
                                                                                                            After Offering
                                                                                                         --------------------

                                                            Number of
                                                             Shares                                                      Percent of
                                                          Beneficially            Number of                               Class (if
                                                         Owned Prior to            Shares             Number of            greater
Name                                                        Offering              Offered              Shares              than 1%)
----                                                     --------------           -------              ------              --------


Dean Ledger                                                    53,550(62)            25,000(63)            28,550               --

Robert B. Liepold                                              36,857(64)             5,500(65)            31,357               --

James Lurgio                                                   28,375(66)             1,875(67)            26,500               --

James A. Maisano                                                5,033(68)             1,000(69)             4,033               --

Robert Masterson                                              262,000(70)            93,750(70)           168,250               --

V. Louise McCarren                                             10,100(71)            10,100(71)              --                 --

Jacqueline I. McGehee                                           1,000(73)             1,000(73)              --                 --

Scott B. Mexic                                                 32,000(74)            32,000(74)              --                 --

Mid-Co Mortgage Service                                        25,235(75)            15,001(76)            10,234               --

Claire Mindock                                                  1,000(77)             1,000(77)              --                 --

Thomas C. Moss, Jr.                                            12,500(78)            12,500(78)              --                 --

Nomura Securities
International, Inc.                                           125,000(72)           125,000(72)

Oppenheimer & Co., Inc.                                       125,000(79)           125,000(79)              --                 --

Paloma Securities                                              83,567(80)            83,567(80)              --                 --

Paresco, Inc.                                                 213,946(81)           213,946(82)              --                 --

Janie P. Pinney                                                 1,000(83)             1,000(83)              --                 --

Piscopo Investment
Partnership                                                    62,500(84)            62,500(84)              --                 --

Dorothy J. Purpura                                             72,777(85)            19,626(86)            53,151               --

Rose Romanelli                                                  1,100(87)             1,000(87)               100               --

Ray Rosato                                                     12,800(88)             6,800(88)             6,000               --

Orhan Sadik-Khan                                              116,100(89)            37,500(90)            78,600               --

Vernon E. Sanders                                             100,000(91)            50,000(92)            50,000               --

Frank Sclafani                                                  3,400(93)             3,400(93)              --                 --

Sherwin Seligsohn                                             468,731(94)             5,000(95)           463,731               --

Sims & Sims                                                   307,900(96)            20,000(96)           286,900               --

Robert Spolum                                                   6,666(97)             6,666(97)              --                 --




                                                                                                         Beneficial Ownership
                                                                                                            After Offering
                                                                                                         --------------------

                                                            Number of
                                                             Shares                                                      Percent of
                                                          Beneficially            Number of                               Class (if
                                                         Owned Prior to            Shares             Number of            greater
Name                                                        Offering              Offered              Shares              than 1%)
----                                                     --------------           -------              ------              --------


Louisa C.H. Spottswood                                         20,833(98)            20,833(98)              --                 --

Sunrise Partners Ltd.                                           8,000(99)             8,000(99)              --                 --

Rocco Suspenzi                                                 35,000(100)           17,500(100)           17,500               --

Taft Securities                                               437,500(101)          437,500(101)             --                 --

Lloyd Thompson                                                  6,666(102)            6,666(102)             --                 --

Edmund R. Tyson                                                 6,666(103)            6,666(103)             --                 --

UltraCerberus Ltd.                                              3,000(104)            3,000(104)             --                 --

Valley Forge, Inc.                                            125,000(105)          125,000(105)             --                 --

Robert C. Wolf                                                 48,837(106)            8,000(107)           40,837               --

Joseph Zizzo                                                   18,750(108)           18,750(108)             --                 --


----------------------------------

1. Consists of 3,500 shares issuable upon the exercise of warrants to purchase such shares at $4.9375 per share which expire on May 18, 2004.

2.       Consists of shares issuable upon the exercise of warrants.

3. Consists of 62,500 shares issuable upon the exercise of warrants to purchase such shares at $5.50 per share which expire on December 21, 2002.

4. Includes 40,000 shares issuable upon the exercise of warrants to purchase such shares at $2.50 per share which expire on May 19, 2004.

5.       Consists of shares issuable upon the exercise of warrants.

6. Consists of 3,750 shares issuable upon the exercise of warrants to purchase such shares at $5.875 per share which expire on December 31, 1997.

7. Consists of 10,000 shares issuable upon the exercise of warrants to purchase such shares at $2.50 per share which expire on August 11, 2007.

8. Consists of 7,500 shares issuable upon the exercise of warrants to purchase such shares at $3.00 per share which expire on January 1, 2005.

9. Consists of 1,000 shares issuable upon the exercise of warrants to purchase such shares at $4.935 per share which expire on May 18, 2004.

10. Includes 515,909 shares (including 455,909 shares issuable upon the exercise of warrants) owned by Carmelo Blacconeri and 13,500 shares (including 7,500 shares issuable upon the exercise of warrants) owned by Nancy Blacconeri. Also includes 21,751 shares (including 6,751 shares issuable upon the exercise of warrants) beneficially owned by Blacconeri Agency, as well as 25,235 shares issuable upon the exercise of warrants owned by Mid-Co Mortgage Service (with respect to which Mid-Co Mortgage Service disclaims beneficial ownership of 10,234 shares). Carmelo Blacconeri and Nancy Blacconeri are husband and wife, and Carmelo Blacconeri is a co-owner of the Blacconeri Agency and Mid-Co Mortgage Service, which are also Selling Shareholders.

11. Consists of 90,835 shares issuable upon the exercise of warrants to purchase such shares at exercise prices ranging from $2.50 to $5.875 per share which expire on dates ranging from December 5, 1997 and May 19, 2004.

12.      Consists of shares issuable upon the exercise of warrants.

13. Consists of 6,751 shares issuable upon the exercise of warrants to purchase such shares at $5.875 per share which expire on December 31, 1997.

14. Consists of 1,875 shares issuable upon the exercise of warrants to purchase such shares at $5.875 per share which expire on December 31, 1997.

15. Consists of 107,250 shares issuable upon the exercise of warrants to purchase such shares at exercise prices ranging from $5.00 to $9.25 per share which expire on dates ranging from March 9, 1997 and December 21, 2002. Mr. Bolgiano is a member of the Board of Directors of the Company.

16. Consists of 420 shares issuable upon the exercise of warrants to purchase such shares at $6.53 per share which expire on March 9, 1997.

17.      Includes 38,202 shares issuable upon the exercise of warrants.

18. Includes 12,250 shares issuable upon the exercise of warrants to purchase such shares at exercise prices ranging from $2.50 to $5.875 per share which expire on dates ranging from December 31, 1997 and May 19, 2004.

19. Consists of 13,333 shares issuable upon the exercise of warrants to purchase such shares at $2.50 per share which expire on June 6, 2004.

20. Includes 356,393 shares issuable upon the exercise of warrants owned by the named Selling Shareholders. Also includes 1,500 shares issuable upon the exercise of warrants owned by Southern Illinois, a company owned by the named Selling Shareholders. The named Selling Shareholders jointly own the shares indicated and are the sons of William J. Burns, the Chief Executive Officer of the Company and Chairman of the Board of the Company.

21. Consists of 116,813 shares issuable upon the exercise of warrants to purchase such shares at exercise prices ranging from $4.39 to $5.875 per share which expire on dates ranging from December 5, 1997 and April 24, 2002.

22. Includes 1,500 shares issuable upon the exercise of warrants owned by Southern Illinois, a company co-owned by David A. Burns, as well as 305,934 shares issuable upon the exercise of warrants owned by David A. Burns. Also includes 356,393 shares issuable upon the exercise of warrants owned jointly by David A. Burns, Jeffrey S. Burns and Michael A. Burns, who are Selling Shareholders.

23. Consists of 53,208 shares issuable upon the exercise of warrants to purchase such shares at exercise prices ranging from $2.50 to $5.875 per share which expire on dates ranging from December 5, 1997 to May 19, 2004.

24. Consists of 98,538 shares issuable upon the exercise of warrants to purchase such shares at $5.875 per share which expire on dates ranging from December 5, 1997 to December 31, 1997.

25. Includes 335,000 shares issuable upon the exercise of options and warrants owned by Mr. Burns. Also includes 1,500 shares issuable upon the exercise of warrants owned by E.C. Development Corporation. Mr. Burns is the Chief Executive Officer of the Company and Chairman of the Board of Directors of the Company. Mr. Burns is a controlling shareholder and an officer and director of E.C. Development Corporation. Investment and voting power over certain of the listed shares is shared with Mr. Burns' wife.

26. Consists of 1,000 shares issuable upon the exercise of warrants to purchase such shares at $8.10 per share which expire on December 1, 1999.

27. Consists of 14,107 shares issuable upon the exercise of options to purchase such shares at $7.875 per share which expire on December 18, 1997.

28. Includes 106,517 shares (including 93,017 shares issuable upon the exercise of options and warrants and 8,500 shares issuable upon the conversion of convertible preferred stock) owned by W.W. Keen Butcher or by trusts of which Mr. Butcher is a trustee and 11,650 shares (including 10,650 shares issuable upon the exercise of warrants and 1,000 shares issuable upon the conversion of convertible preferred stock) owned by Madeleine Butcher. W.W. Keen Butcher and Madeleine Butcher are husband and wife.

29. Consists of 10,650 shares issuable upon exercise of warrants to purchase such shares at exercise prices ranging from $7.125 to $10.00 per share which expire on dates ranging from December 1, 1999 to March 6, 2002.

30. Consists of 35,500 shares issuable upon the exercise of warrants to purchase such shares at exercise prices ranging from $6.25 to $8.10 per share which expire on dates ranging from December 11, 1999 to September 21, 2003.

31. Consists of 6,666 shares issuable upon the exercise of warrants to purchase such shares at $2.50 per share which expire on June 3, 2004.

32. As of May 5, 1995, includes 126,797 shares (including 65,797 shares issuable upon the exercise of warrants) owned by Barney Cacioppo and 11,250 shares issuable upon the exercise of warrants owned by Joan P. Cacioppo. Barney Cacioppo and Joan Cacioppo are husband and wife.

33. Consists of 41,197 shares issuable upon the exercise of warrants to purchase such shares at exercise prices ranging from $2.50 to $8.10 per share which expire on dates ranging form December 31, 1997 to May 19, 2004.

34. Consists of 11,250 shares issuable upon the exercise of warrants to purchase such shares at exercise prices ranting from $2.50 to $5.875 per share which expire on dates ranging from December 31, 1997 to May 19, 2004.


35.      Consists of shares issuable upon the exercise of options and warrants.

36. Consists of 5,500 shares issuable upon the exercise of warrants to purchase such shares at an exercise price of $8.10 per share which expire on September 30, 2000.

37. As of May 5, 1995, includes 75,000 shares issuable upon the exercise of warrants to purchase such shares at exercise prices ranging from $2.50 to $5.875 per share which expire on dates ranging from December 5, 1997 and May 19, 2004. Mr. Campagna is a member of the Board of Directors of the Company.

38. Consists of 15,000 shares issuable upon the exercise of warrants to purchase such shares at $2.50 per share which expire on May 19, 2004.

39. As of May 5, 1995, consists of 21,775 issuable upon the exercise of warrants to purchase such shares at exercise prices ranging from $3.75 to $5.875 per share which expire on dates ranging from December 5, 1997 and May 19, 2004, and with respect to which Joseph Cannarrozzo shares investment and voting power with his son Frank Cannarrozzo.

40. As of May 5, 1995, consists of 5,200 shares issuable upon the exercise of warrants to purchase such shares at an exercise price of $5.50 per share which expire on December 21, 2002.

41.      Includes 25,000 shares issuable upon the exercise of warrants.

42. Includes 5,000 shares issuable upon the exercise of warrants to purchase such shares at $2.50 per share which expire on May 19, 2004.


43. Includes 43,875 shares issuable upon the exercise of warrants to purchase such shares at exercise prices ranging from $4.39 to $5.875 which expire on dates ranging from December 31, 1997 to May 19, 2004.

44. Consists of 13,332 shares issuable upon the exercise of warrants to purchase such shares at $2.50 per share which expire on dates ranging from June 10, 2004 to July 3, 2004.

45. Consists of 13,333 shares issuable upon the exercise of warrants to purchase such shares at $2.50 per share which expire on dates ranging from June 10, 2004 to June 3, 2004.

46. Consists of 13,333 shares issuable upon the exercise of warrants to purchase such shares at $2.50 per share which expire on June 3, 2004.

47. Consists of 1,000 shares issuable upon the exercise of warrants to purchase such shares at $6.00 per share which expire on September 30, 2000. Investment and voting power over certain of the listed shares is shared with Ms. Foster's husband.

48.      Includes 49,902 shares issuable upon the exercise of warrants.

49. As of May 5, 1995, includes 16,100 shares issuable upon the exercise of warrants to purchase such shares at exercise prices ranging from $2.50 to $5.875 per share which expire on dates ranging from December 31, 1997 and May 19, 2004.

50. As of May 5, 1995, consists of 3,750 shares issuable upon the exercise of warrants to purchase such shares at $5.875 per share which expire on December 31, 1997. Josephine Gregorio is the mother of John T. Gregorio, Jr. and Ronald J. Gregorio, who are also Selling Shareholders.

51. Includes 194,014 shares issuable upon the exercise of options and warrants. Also includes 25,235 shares issuable upon the exercise of warrants owned by Mid-Co Mortgage Service (with respect to which Mid-Co Mortgage Service disclaims beneficial ownership of 10,234 shares). Mr. Gregorio is a co-owner of Mid-Co Mortgage Service.

52. Includes 65,626 shares issuable upon the exercise of warrants to purchase such shares at exercise prices ranging from $2.50 to $5.875 which expire on dates ranging from December 5, 1997 to May 19, 2004.

53. Consists of 100,000 shares issuable upon the exercise of warrants to purchase such shares at $7.50 per share which expire on May 29, 1997.

54. Includes 20,833 shares issuable upon the exercise of warrants to purchase such shares at $5.50 per share which expire on December 21, 2002.

55. Consists of 20,834 shares issuable upon the exercise of warrants to purchase such shares at $5.50 per share which expire on December 21, 2002, and 146,785 shares held as trustee or in discretionary accounts over which Mr. Hill has voting and investment power.

56. Consists of 20,834 shares issuable upon the exercise of warrants to purchase such shares at $5.50 per share which expire on December 21, 2002.

57.      Consists of shares issuable upon the exercise of options and warrants.

58. Consists of 17,900 shares issuable upon the exercise of warrants to purchase such shares at exercise prices ranging from $6.53 to $8.10 per share which expire on dates ranging from November 24, 1999 to March 1, 2002.

59. As of May 5, 1995, consists of 57,050 shares issuable upon the exercise of warrants to purchase such shares at $5.50 which expire on December 21, 2002.

60.      Consists of shares issuable upon the exercise of warrants.

61. Consists of 125,000 shares issuable upon the exercise of warrants to purchase such shares at $5.50 per share which expire on December 21, 2002.

62. Includes 50,000 shares issuable upon the exercise of options and warrants. Also includes 50 shares held as custodian for Mr. Ledger's children.

63. Consists of 25,000 shares issuable upon the exercise of warrants to purchase such shares at $6.00 per share which expire September 30, 2000.

64. Includes 34,440 shares issuable upon the exercise of options and warrants. Mr. Liepold is a former director of the Company.

65. Consists of 5,500 shares issuable upon the exercise of warrants to purchase such shares at $8.10 per share which expire on November 24, 1999.

66. Includes 17,375 shares issuable upon the exercise of warrants to purchase such shares, and 8,000 shares held by (or jointly with) Mr. Lurgio's wife.

67. Consists of 1,875 shares issuable upon the exercise of warrants to purchase such shares at $5.875 which expire on December 31, 1997.

68. Includes 1,185 held by members of Mr. Maisano's family and includes 1,000 shares issuable upon the exercise of warrants.

69. Consists of 1,000 shares issuable upon the exercise of warrants to purchase such shares at $6.00 per share which expire September 30, 2000.

70. Consists of 93,750 shares issuable upon the exercise of warrants to purchase such shares at $5.50 per share which expire on December 21, 2002.

71. Consists of 10,100 shares issuable upon the exercise of warrants to purchase such shares at exercise prices ranging from $5.875 to $8.10 per share which expire on dates ranging from November 24, 1999 to May 16, 2000.

72. Consists of 125,000 shares issuable upon the exercise of warrants to purchase such shares at $4.9375 per share which expire on July 19, 1998.

73. Consists of 1,000 shares issuable upon the exercise of warrants to purchase such shares at $6.00 per share which expire on September 30, 2000.

74. Includes 7,000 shares issuable upon the exercise of warrants to purchase such shares at $2.50 per share which expire May 19, 2004.


75. As of May 5, 1995, consists of shares issuable upon the exercise of warrants, with respect to which Mid-Co Mortgage Service disclaims beneficial ownership of 10,234 shares.

76. Consists of 15,001 shares issuable upon the exercise of warrants to purchase such shares at $5.875 per share which expire on December 5, 1997.

77. Consists of 1,000 shares issuable upon the exercise of warrants to purchase such shares at $6.00 per share which expire on September 30, 2000.

78. Consists of 12,500 shares issuable upon exercise of warrants to purchase such shares at $5.50 per share which expire on December 21, 2002.

79. Consists of 125,000 shares issuable upon the exercise of warrants to purchase such shares at $7.875 which expire on December 18, 1997.

80. As of May 5, 1995 consists of 83,567 shares issuable upon the exercise of warrants to purchase such shares at exercise prices ranging from $4.47 to $5.50 per share which expire on dates ranging from April 15, 2002 to April 21, 2002.

81. As of May 5, 1995, consists of shares issuable upon the exercise of warrants.

82. As of May 5, 1995, consists of 213,946 shares issuable upon the exercise of warrants to purchase such shares at exercise prices ranging from $4.75 to $5.50 per share which expire on dates ranging from April 14, 2002 and December 21, 2002.

83. Consists of 1,000 shares issuable upon the exercise of warrants to purchase such shares at $6.00 per share which expire September 30, 2000.

84. Consists of 62,500 shares issuable upon the exercise of warrants to purchase such shares at $5.50 per share which expire on December 21, 2002.

85.      Includes 62,526 shares issuable upon the exercise of warrants.

86. Consists of 9,375 shares issuable upon the exercise of warrants to purchase such shares at exercise prices ranging from $5.875 to $8.625 per share which expire on dates ranging from December 5, 1997 and December 38, 1997.

87. Consists of 1,000 shares issuable upon the exercise of warrants to purchase such shares at $9.25 per share which expire on March 6, 2002.

88. Consists of 6,800 shares issuable upon the exercise of warrants to purchase such shares at $3.75 per share which expire on May 19, 2004.

89.      Consists of shares issuable upon the exercise of warrants.

90. Consists of 37,500 shares issuable upon the exercise of warrants to purchase such shares at exercise prices ranging from $5.50 to $9.50 per share which expire on dates ranging from March 5, 2002 to December 21, 2002.

91. Includes 50,000 shares issuable upon the exercise of warrants. Also includes 50,000 shares held as trustee for Children's World PSP.

92. Consists of 50,000 shares issuable upon the exercise of warrants to purchase such shares at $5.50 per share which expire on December 21, 2002.

93. Consists of 3,400 shares issuable upon the exercise of warrants to purchase such shares at $3.75 per share which expire on May 19, 2004.

94. Includes 83,051 shares issuable upon the exercise of options and warrants.

95. Consists of 5,000 shares issuable upon the exercise of warrants to purchase such shares at $5.50 per share which expire on December 21, 2002.

96. Consists of 20,000 shares issuable upon the exercise of warrants to purchase such shares at $9.65 per share which expire on March 5, 2002. Sims & Sims is controlled by Harley L.
         Sims, a member of the Board of Directors of the Company.

97. Consists of 6,666 shares issuable upon the exercise of warrants to purchase such shares at $2.50 per share which expire June 3, 2004.

98. Consists of 20,833 shares issuable upon the exercise of warrants to purchase such shares at $5.50 per share which expire on December 21, 2002.

99. As of May 5, 1995, consists of 8,000 shares issuable upon the exercise of warrants to purchase such shares at an exercise price of $5.50 per share which expire on December 21, 2002.

100. Consists of 17,500 shares issuable upon the exercise of warrants to purchase such shares at $2.50 per share which expire May 19, 2004.

101. Consists of 437,500 shares issuable upon the exercise of warrants to purchase such shares at $5.50 per share which expire on December 21, 2002.

102. Consists of 6,666 shares issuable upon the exercise of warrants to purchase such shares at $2.50 per share which expire on June 10, 2004.

103. Consists of 6,666 shares issuable upon the exercise of warrants to purchase such shares at $2.50 per share which expire on June 6, 2004.

104. As of May 5, 1995, consists of 3,000 shares issuable upon the exercise of warrants to purchase such shares at an exercise price of $5.50 per share which expire on December 21, 2002.

105. As of May 5, consists of 125,000 shares issuable upon the exercise of warrants to purchase such shares at $5.50 per share which expire on December 21, 2002.

106. Includes 23,602 shares issuable upon the exercise of warrants. Also includes 25,235 shares issuable upon the exercise of warrants owned by Mid-Co Mortgage Service (with respect to which Mid-Co Mortgage Service disclaims beneficial ownership of 10,234 shares). Mr. Wolf is a co-owner of Mid-Co Mortgage Service.

107. Consists of 8,000 shares issuable upon the exercise of warrants to purchase such shares at exercise prices ranging from $2.50 per share to $5.875 per share which expire on dates ranging from December 5, 1997 and May 19, 2004.

108. Consists of 18,750 shares issuable upon the exercise of warrants to purchase such shares at exercise prices ranging from $2.50 to $5.875 per share which expire on dates ranging from December 31, 1997 and May 19, 2004.



         The Selling Shareholders or their pledgees, donees, transferees or other successors in interest, may sell all, a portion or none of the securities offered by them hereby from time to time. Any such sales may be in one or more transactions on the AMEX at prices prevailing at the times of such sales or in private sales of the securities at prices related to the prevailing market prices or negotiated prices. The sales may involve (a) a block transaction in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) a purchase by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, (c) ordinary brokerage transactions in which the broker solicits purchasers, or (d) short sales of Common Stock which may be deemed to be sales of the shares offered hereby. Broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions (which compensation may be in excess of customary commissions). The Selling Shareholders and any broker-dealers that participate in the distribution of the shares may be deemed to be underwriters and any commissions received by them and any profit on the resale positioned by them might be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

                  There can be no assurance that the Selling Shareholders will sell any or all of their shares of Common Stock offered hereby. There can be no assurance that short sales of the Common Stock by Selling Shareholders hereunder will not have an adverse market impact on the current market price of the Common Stock. The Company will receive no proceeds from any sales of Common Stock hereunder by the Selling Shareholders.

                  In connection with their acquisition of their shares of Common Stock and the Warrants, the Company granted to certain of the Selling Shareholders certain registration rights and agreed to certain indemnification and payment obligations as discussed below. The Registration Statement of which this Prospectus is a part has been filed with the Commission pursuant to the exercise by those Selling Shareholders of such registration rights. The Company has agreed to pay the filing fees, costs and expenses associated with such Registration Statement, including compliance with any state blue sky requirements. The Company has also agreed to indemnify certain Selling Shareholders, and to the extent applicable, their officers, directors and controlling persons, and any underwriters, for certain civil liabilities in connection with such Registration Statement and the securities offered thereby and hereby, including liabilities under the Securities Act of 1933.


                                 LEGAL MATTERS


                  The validity of the Common Stock offered hereby has been passed upon for the Company by Jane S. Schultz, Esq., 781 Third Avenue, King of Prussia, Pennsylvania 19406. Ms. Shultz is Associate General Counsel of the Company and owns options to purchase 1,666 shares of Common Stock which are vested and exercisable.




                                    EXPERTS

                  The consolidated financial statements and schedules of the Company for each of the three years in the period ended December 31, 1994 incorporated in this Prospectus by reference have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby to any person in any state or other jurisdiction in which such offer or solicitation is unlawful. The delivery of this Prospectus at any time does not imply that information contained herein is correct as of any time subsequent to its date.








                              -------------------


                               TABLE OF CONTENTS



                                                      Page
Risk Factors..........................................  2
Available Information.................................  8
Incorporation of Certain
    Documents by Reference............................  8
The Company...........................................  9
1995 Developments..................................... 10
Selling Shareholders.................................. 12
Legal Matters......................................... 23
Experts............................................... 23

                                  INTERDIGITAL
                                 COMMUNICATIONS
                                  CORPORATION


                                   ----------
                                   PROSPECTUS
                                   ----------


                           ___________________, 1995

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 14.          Other Expenses of Issuance and Distribution.

         SEC registration fee..........................       $  6,560  *
         Accounting fees and expenses..................       $  1,500  **
         Legal fees and expenses.......................       $ 25,000  **
         Miscellaneous.................................       $  6,940  **


              Total....................................       $ 40,000  **



*  Actual
** Estimated for the 12-month period commencing June 29, 1995.


Item 15.          Indemnification of Directors and Officers

                  Sections 1741-1750 of the Pennsylvania Business Corporation Law of 1988 (the "BCL"), Section 8365 of Title 42 of the Pennsylvania Consolidated Statutes ("Section 8365") and the Company's By-Laws provide for indemnification of the Company's directors and officers and certain other persons. Under Sections 1741-1750 of the BCL, directors and officers of the Company may be indemnified by the Company against all expenses incurred in connection with actions (including, under certain circumstances, derivative actions) brought against such director or officer by reason of his or her status as a representative of the Company, or by reason of the fact that such director or officer serves or served as a representative of another entity at the Company's request, so long as the director or officer acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company. As permitted under Section 1741-1750 of the BCL and
Section 8365, the Company's By-Laws provide that the Company shall indemnify directors and officers against all expenses incurred in connection with actions (including derivative actions) brought against such director or officer by reason of the fact that he or she is or was a director or officer of the Company, or by reason of the fact that such director or officer serves or served as an employee or agent of any entity at the Company's request, unless the act or failure to act on the part of the director or officer giving rise to the claim for indemnification is determined by a court in a final, binding adjudication to have constituted willful misconduct or recklessness.

                  Reference is made to Item 17 of this Registration Statement for additional information regarding indemnification of directors and officers.


Item 16.          Exhibits


         *5       Opinion of Jane S. Schultz, Esq.


         24.1     Consent of Arthur Andersen LLP. (see "Consent of Independent Public Accountants"
                  on page II-3).



        *24.3     Consent of Jane S. Schultz, Esq. (included in Exhibit 5).

        *25       Power of Attorney (see pages II-4 and II-5).



----------------
* Previously filed.





Item 17.          Undertakings.

                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions discussed in Item 15 of this Registration Statement, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                  The undersigned registrant hereby undertakes: (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that clauses
(i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement; (2) that, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  The Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS








As independent public accountants, we hereby consent to the incorporation by reference in this Amendment No. 2 to Form S-3 Registration Statement of our reports dated March 22, 1995, included in InterDigital Communications Corporation's Form 10-K for the year ended December 31, 1994, and to all references to our Firm included in this Amendment No. 2 to Form S-3 Registration Statement.




                              ARTHUR ANDERSEN LLP




Philadelphia, Pennsylvania
November 29, 1995

                                   SIGNATURES



                  Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in King of Prussia, Pennsylvania, on December 6, 1995.



                                INTERDIGITAL COMMUNICATIONS
                                CORPORATION


                               By: /S/ WILLIAM J. BURNS
                                  ---------------------------------------------
                                  William J. Burns, Chief Executive Officer and Chairman of the Board, the principal executive officer


                               By: /S/ JAMES W. GARRISON
                                  ---------------------------------------------
                                  James W. Garrison, Vice President, Chief
                                  Financial Officer and Treasurer, the principal financial officer and principal accounting officer





         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons on December 6, 1995 in the capacities indicated.



                                  /S/ WILLIAM J. BURNS
                                  ---------------------------------------------
                                  William J. Burns, Chief Executive Officer and Chairman of the Board, the principal executive officer



                                  /S/ JAMES W. GARRISON
                                  ---------------------------------------------
                                  James W. Garrison, Vice President, Chief
                                  Financial Officer and Treasurer, the principal financial officer and principal accounting officer



                                                        *
                                   -------------------------------------------
                                   Barney J. Cacioppo, Director



                             [EXECUTIONS CONTINUED]

                                                        *
                                    -------------------------------------------
                                    D. Ridgely Bolgiano, Director



                                                        *
                                    -------------------------------------------
                                    Harry G. Campagna, Director



                                                        *
                                    -------------------------------------------
                                    Harley L. Sims, Director



                                    *       By: /S/ WILLIAM J. BURNS
                                    -------------------------------------------
                                               William J. Burns
                                               Attorney-in-Fact